The Chefs’ Warehouse, Inc.

100 East Ridge Road

Ridgefield, Connecticut 06877

(203) 894-1345

By EDGAR

October 11, 2019

Ms. Yolanda Guobadia and Mr. Jim Allegretto
United States Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, NE
Washington, D.C. 20549-0405

Re:	The Chefs’ Warehouse, Inc.
Form 10-K For Fiscal Year Ended December 28, 2018
Filed March 1, 2019
File No. 1-35249

Dear Ms. Guobadia and Mr. Allegretto:

The Chefs’ Warehouse, Inc. (the “Company”) is responding to the comment letter of the Staff of the United States Securities and Exchange Commission (the “Staff”) dated September 23, 2019 on the above referenced filing. For your convenience, we have reproduced the Staff’s comment in bold immediately preceding the Company’s response and divided the various sections of the comment to address each part.

Form 10-K for Fiscal Year Ended December 28, 2018

Note 2-Summary of Significant Accounting Policies

Goodwill, page 56

1.	You indicate that “In the fourth quarter of 2018, the Company reevaluated its operating segments to align with how the Company’s chief operating decision maker evaluates performance and allocates resources. This analysis resulted in a change from two reporting units, Protein and Specialty, to three reporting units, East Coast, Midwest and West Coast.” We interpret this disclosure to mean you changed your operating segments from two to three segments and that your operating segments represent your reporting units. If our understanding is incorrect, please clarify our understanding as to what you meant by this disclosure and define your operating segments.”

We advise the Staff that its understanding is correct. During the fourth quarter of 2018, we changed our operating segments from two to three segments and these operating segments represent our reporting units. We will modify our disclosure in future filings to clarify this change.

“On page 52, you disclose that you operate in one reportable segment, food product distribution. If your current business consists of three operating segments, please address in detail how you met the aggregation criteria in ASC 280-10-50-11 for your revised operating segments.”

Fiscal 2018 Reportable Segment Determination

The following discussion summarizes in detail how we met the qualitative and quantitative aggregation criteria defined in ASC 280-10-50-11 for fiscal 2018.

Qualitative Aggregation Criteria

Nature of Products

We supply specialty food products that include the following principal product categories: Center-of-the-Plate, Dry Goods, Pastry, Cheeses and Charcuterie, Dairy and Eggs, Oils and Vinegars and Kitchen Supplies. Our three Regions supply all these product categories to our customers, who purchase our products to stock their kitchens and to create the meals they ultimately provide to their customers. As such, consumer demand for individual products relative to the others (e.g., pastry vs. cheeses) is generally consistent across our offerings.

Nature of Production Processes

The nature of our distribution operations are similarly structured across all Regions and the Protein entities embedded in each Region include similar repack and meat cutting activities. The overall nature of receiving food products, warehousing them, picking and packing them and distributing them are all the same.

Type of Customer

Our customers are similar across all Regions. We primarily market and sell our food products directly to chefs and the establishments that employ them. These establishments include menu-driven independent restaurants, fine dining establishments, country clubs, hotels, caterers, culinary schools, cruise lines, casinos and specialty food stores in the United States and Canada1. Our sales methodology and the make-up of our sales force servicing these customers and chefs is consistent across all Regions in that we rely on “high-touch,” sophisticated sales representatives visiting customers to drive our sales. We do not sell exclusively to regional customers and we market and sell to multi-location restaurants located across the country in major metropolitan areas. Our customers normally purchase from us via regularly recurring, high frequency, low value orders. The average value of a customer delivery is less than $1,000.

As a result of the acquisition of Allen Brothers in December 2013, we market certain center-of-the-plate products directly to consumers through a mail and e-commerce platform. Direct sales to consumers comprise less than 2% of total sales.

Distribution Methods

With the exception of Allen Brothers’ direct-to-consumer orders, which are delivered by UPS, all sales, whether received online, or by mobile, email, fax or phone, are fulfilled using consistent distribution methods across all Regions. The warehouses have similar equipment, personnel, controls and processes and primarily utilize our own truck fleets for deliveries.

1 Sales in Canada approximate $20 to $25 million annually, less than 2% of consolidated sales and are considered immaterial for separate segment disclosure. We have three sites in Canada; Vancouver, Edmonton and Toronto, which are all included within our West Coast Region and managed by our West Coast Regional leader. The Canadian sites are considered immaterial for separate disclosure on both an individual and collective basis.

Nature of the Regulatory Environment

We are not a regulated industry similar to a banking, insurance or public utility industry entity. All Regions follow guidelines and regulations related to the FDA, USDA, DOT, etc., which are similar2 for all Regions.

Quantitative Aggregation Criteria

Our operating segments consist of three geographic regions: East Coast, Midwest and West Coast. Regional sales and gross profit ratios for fiscal years 2014 through 2018 and budgeted for 2019 are indicated below:

	Sales	Gross Profit	Gross Profit Ratio
East Coast Region
Fiscal 2014 Actual	$408,605	$105,668	25.9%
Fiscal 2015 Actual	438,839	118,642	27.0%
Fiscal 2016 Actual	469,320	122,041	26.0%
Fiscal 2017 Actual	523,535	138,731	26.5%
Fiscal 2018 Actual	618,085	162,599	26.3%
Fiscal 2019 Budget	671,763	178,216	26.5%

Midwest Region
Fiscal 2014 Actual	$227,666	$47,735	21.0%
Fiscal 2015 Actual	223,675	50,960	22.8%
Fiscal 2016 Actual	259,416	63,047	24.3%
Fiscal 2017 Actual	300,392	73,591	24.5%
Fiscal 2018 Actual	328,785	81,816	24.9%
Fiscal 2019 Budget	374,122	92,773	24.8%

West Coast Region
Fiscal 2014 Actual	$196,438	$51,755	26.3%
Fiscal 2015 Actual	384,364	99,109	25.8%
Fiscal 2016 Actual	464,130	116,129	25.0%
Fiscal 2017 Actual	477,592	117,056	24.5%
Fiscal 2018 Actual	497,739	122,632	24.6%
Fiscal 2019 Budget	544,115	135,781	25.0%

Consolidated
Fiscal 2014 Actual	$832,709	$205,158	24.6%
Fiscal 2015 Actual	1,046,878	268,711	25.7%
Fiscal 2016 Actual	1,192,866	301,217	25.3%
Fiscal 2017 Actual	1,301,520	329,378	25.3%
Fiscal 2018 Actual	1,444,609	367,047	25.4%
Fiscal 2019 Budget	1,590,000	406,770	25.6%

2 U.S. Federal regulations provide the overall framework for these guidelines but there are minor differences between states.

Our business model and the markets we serve in the United States are consistent across our Regions. Our East Coast Region is our largest and most profitable because it is our most mature market. Our New York operations started in 1985, followed by Washington D.C. in 1999. In 2005, we entered the Los Angeles, San Francisco and Las Vegas markets and in 2010, we commenced a strategic effort to expand our footprint in each region. Accordingly, the East Coast Region makes up a greater portion of our sales due to the number of years we have been in those markets, but we believe each Region will have essentially the same future characteristics over time. With the exception of sales in Canada1, all of our Regions are part of the same country (the United States) and, outside of weather-related items, are subject to the same external factors. As a result of the acquisition of Allen Brothers in December 2013, we market certain center-of-the-plate products directly to consumers through a mail and e-commerce platform. Direct sales to consumers comprise less than 2% of total sales.

Gross profit ratio represents the most appropriate measure of our long-term financial performance, as other measures (e.g., Sales, Operating Profit %) are more directly tied to the current maturity of the Region as opposed to its projected long-term performance. As our operations mature in a market, we are able to increase our sales in terms of increased customers served and increased products purchased per customer. This maturation of our markets and operations allows us to better leverage our fixed cost infrastructure, including our warehousing costs, our fleet utilization and our back-office G&A costs, which drives improved Operating Profit % as our operations mature in a market.

The primary measure our Chief Operating Decision Maker (“CODM”) utilizes in assessing how to allocate capital and other resources is actual and projected sales, which acts as a proxy to gross profit dollars due to the consistency of our gross profit ratio across Regions. While the sales metric is utilized in making capital and resource allocation decisions, we do not believe it represents the best metric to determine if operating segments have similar economic characteristics. Rather, gross margin is a more relevant indicator of long-term performance for the reasons discussed above.

The current difference in gross profit ratios between our strongest Region (East Coast) and our weakest Region (Midwest/West) is 1.7%, 1.7%, 2.0% and 1.7% in fiscal 2019 (budget), 2018, 2017 and 2016, respectively, and represents less than a 10% difference in profitability compared to the strongest Region’s gross profit ratio for fiscal 2016 through fiscal 2019 (budget). While the ratio between the strongest Region and the weakest Region’s gross profit ratio was greater than 10% in fiscal 2014 and fiscal 2015, those years are less meaningful to the analysis due to the significant changes via acquisition (e.g., Allen Brothers (Chicago – December 2013), Del Monte (California – April 2015), MT Food (Chicago - June 2016), and Fells Point (Baltimore - August 2017)) and the regional maturation that occurred since that time (as evidenced by 2019 budgeted sales being 1.9x and 1.5x the sales of fiscal 2014 and 2015, respectively).

Aggregation Conclusion

Based on the similarity of the economic conditions of our Regions and the consistent business model structures described above, we have determined that our three operating segments (East Coast, Midwest and West Coast) aggregate into one reportable segment for fiscal 2018. We believe that disaggregated segment data will not enhance the financial statement user’s understanding of the business as our operating segments are so similar that they can be expected to have the same future prospects.

Change in Operating Segments

During fiscal 2018, we changed our determination of operating segments from two operating segments (Specialty and Protein) to three operating segments (East Coast, Midwest, West Coast). This change was driven by the continuing integration of our Specialty and Protein operations as we strive to provide “one face” to our customers. The changes in fiscal 2018 that led to our determination of operating segments included: elimination of the Executive Vice President of Protein position leading all Protein operations, establishment of a Regional leadership structure managing both Specialty and Protein entities, and compensation structuring for those Regional leaders that was tied to performance of all operations within those Regions, and culminated in the fourth quarter of fiscal 2018 with annual budget meetings with the CODM structured by Region and a change in the monthly reporting provided to the CODM. These changes impacted how performance is assessed and how resources are allocated by the CODM but did not change the economic similarity of our underlying operations.

“If the Protein and Specialty reporting units comprised separate operating segments in prior years, please advise how those units met the aggregation criteria in ASC 280-10-50-11 in prior years.”

Fiscal 2017 Reportable Segment Determination

For fiscal 2017, we had two operating segments, Specialty and Protein, that were aggregated into one Reportable Segment. The following discussion summarizes in detail how we met the qualitative and quantitative aggregation criteria defined in ASC 280-10-50-11 for fiscal 2017.

Qualitative Aggregation Criteria

Nature of Products

We supplied specialty food products that included the following principal product categories: Center-of-the-Plate, Dry Goods, Pastries and other Bakery Products, Cheeses, Dairy Products, Oils and Vinegars and Kitchen Supplies. We supplied these product categories to our customers, who purchased our products to stock their kitchens and to create the meals they ultimately provided to their customers. As such, consumer demand for individual products relative to the others (e.g., pastry vs. cheeses) was generally consistent across our offerings.

Each operating segment, Specialty or Protein, was able to sell the products sold by the other operating segments. While the vast majority of the sales from Protein based businesses were center-of-the-plate (meat) products, the Protein entities had started to sell Specialty products ($6 million in fiscal 2017) and the Specialty entities had always sold center-of-the-plate products. For fiscal 2017, Specialty entities sold approximately 25% of all center-of-the-plate sales ($145 million).

Nature of Production Processes

The nature of the distribution operations were similarly structured within both Specialty and Protein. Although the Protein operations did engage in repack and meat cutting activities, the overall nature of receiving food products, warehousing them, picking and packing them and then distributing them were the same.

Type of Customer

Our customers were similar across both Specialty and Protein operating segments. We primarily marketed and sold our food products directly to chefs and the establishments that employed them. These establishments included menu-driven independent restaurants, fine dining establishments, country clubs, hotels, caterers, culinary schools, cruise lines, casinos and specialty food stores in the United States and Canada1. Our sales methodology and the make-up of our sales force servicing these customers and chefs was consistent across both Specialty and Protein in that we relied on “high-touch”, sophisticated sales representatives visiting customers to drive our sales. Our customers normally purchased from us via regularly recurring, high frequency, low value orders. The average value of a customer delivery was less than $1,000.

Within the Protein operating segment, there was an immaterial direct-to-consumer business at Allen Brothers.

Distribution Methods

With the exception of Allen Brothers’ direct-to-consumer orders, which were delivered by UPS, all sales, whether received online, or by mobile, email, fax or phone, were fulfilled using consistent distribution methods across both Specialty and Protein. The warehouses had similar equipment, personnel, controls, processes and primarily utilized our own truck fleets for deliveries.

Nature of the Regulatory Environment

We were not a regulated industry similar to a banking, insurance or public utility industry entity. All locations follow guidelines and regulations related to the FDA, USDA, DOT, etc., which were similar2 for both Specialty and Protein.

Quantitative Aggregation Criteria

Sales and gross profit ratios for the Specialty and Protein operating segments for fiscal years 2014 through 2018 and budgeted for 2018 were as follows:

	Sales	Gross Profit	Gross Profit Ratio
Protein
Fiscal 2014 Actual	$187,250	$37,056	19.8%
Fiscal 2015 Actual	350,690	81,590	23.3%
Fiscal 2016 Actual	392,237	93,734	23.9%
Fiscal 2017 Actual	420,039	98,723	23.5%
Fiscal 2018 Budget	468,630	116,246	24.8%
Fiscal 2018 Actual	459,893	112,192	24.4%

Specialty
Fiscal 2014 Actual	$645,459	$168,102	26.0%
Fiscal 2015 Actual	696,189	187,121	26.9%
Fiscal 2016 Actual	800,629	207,484	25.9%
Fiscal 2017 Actual	881,481	230,655	26.2%
Fiscal 2018 Budget	968,513	252,860	26.1%
Fiscal 2018 Actual	984,716	254,855	25.9%

Total
Fiscal 2014 Actual	$832,709	$205,158	24.6%
Fiscal 2015 Actual	1,046,878	268,711	25.7%
Fiscal 2016 Actual	1,192,866	301,217	25.3%
Fiscal 2017 Actual	1,301,520	329,378	25.3%
Fiscal 2018 Budget	1,437,143	369,106	25.7%
Fiscal 2018 Actual	1,444,609	367,047	25.4%

Our business model and the markets we served in the United States were consistent across Specialty and Protein. Our company was founded as a Specialty business and our Specialty operations were our most mature. Our core operations in New York (started in 1985), Washington D.C. (started in 1999), and Los Angeles, San Francisco and Las Vegas (all started in 2010) were all Specialty operations. In 2012, we acquired our first Protein operation, Michael’s Finer Meats. Subsequently, we acquired additional Protein operations; Allen Brothers in 2013, Del Monte in 2015 and Fells Point in 2017. Our Specialty business made up a greater portion of our sales due to the number of years we had been in the Specialty markets, but we believed that Specialty and Protein operations would have essentially the same future characteristics over time.

Gross profit ratio represented the most appropriate measure of our long-term financial performance, as other measures (e.g., Sales, Operating Profit %) were more directly tied to the current maturity of the operations as opposed to its projected long-term performance. As our operations matured in a market, we were able to increase our sales in terms of increased customers served and increased products purchased per customer. This maturation of our markets and operations allowed us to better leverage our fixed cost infrastructure, including our warehousing costs, our fleet utilization and our back-office, G&A costs, which drove improved Operating Profit % as our operations matured in a market.

The primary measure utilized by our CODM in assessing how to allocate capital and other resources was actual and projected sales, which acted as a proxy to gross profit dollars due to the consistency of our gross profit ratio across Specialty and Protein. While the sales metric was utilized in making capital and resource allocation decisions, we did not believe it represented the best metric to determine if operating segments had similar economic characteristics. Rather, gross margin was a more relevant indicator of long-term performance for the reasons discussed above.

The difference in gross profit ratios between our Specialty and Protein operating segments were 1.5%, 1.3%, 2.7% and 2.0% in fiscal 2018, 2018 budget, fiscal 2017 and fiscal 2016, respectively, and represented less than a 10% difference in profitability compared to the Specialty gross profit ratio for fiscal 2016 through fiscal 2018 with the exception of fiscal 2017. Fiscal 2017 was slightly above the 10% difference level (10.2%) and we believed this difference to be a short-term fluctuation in what otherwise was a progressive trend of the Protein operations improving their profitability as they continue to mature to be more in line with the profitability results of our Specialty operating segment.

While the ratio between the gross profit ratios of Specialty and Protein was greater than 10% in fiscal 2014 and fiscal 2015, those years were less meaningful to the analysis due to the significant changes via Protein acquisitions (e.g., Allen Brothers (Chicago - December 2013), Del Monte (San Francisco – April 2015), Fells Point (Baltimore - August 2017)) and the maturation of the operations that occurred since that time. The above analysis supported our conclusion that our Specialty and Protein operating segments had similar long-term prospects.

Aggregation Conclusion

Based on the similarity of the economic conditions of our Specialty and Protein units and the consistent business model structures described above, we determined that our two operating segments (Specialty and Protein) aggregated into one reportable segment for fiscal 2017. We believed that disaggregated segment data would not enhance the financial statement user’s understanding of the business as our operating segments were so similar that they could be expected to have the same future prospects.

“In any event, please ensure your financial statements clearly disclose your identified operating segments as distinguished from your reporting units and consider discussing your results of operations on an operating segment basis, if appropriate.”

We will modify our disclosure in future filings to clearly identify our operating segments as distinguished from our reporting units. We considered the requirements under Item 303(a) of Regulation S-K and concluded that disaggregated segment data will not enhance the financial statement user’s understanding of the business as our operating segments are so similar that they can be expected to have the same future prospects.

“Finally, please provide the history of your determination of operating and reportable segments from the point you became a reporting company to the most recent annual financial statements.”

History of Operating and Reportable Segment Determination

The history of our operating and reportable segments since our initial public offering in fiscal 2011 is as follows:

Upon our initial public offering in fiscal 2011, we determined that the Company operated in one operating segment and one reportable segment, food product distribution. At that time, all of our operations were Specialty distribution businesses which were concentrated on the East and West Coasts of the United States.

In April 2015, we acquired Del Monte Capitol Meat Co. and established an Executive Vice President of Protein position to lead our Protein entities, who was also a member of our Board of Directors. As a result, we determined that Protein represented a separate operating segment whose performance was reviewed by the CODM and, as such, that we had two operating segments, Specialty and Protein.

As noted above, during 2018, we eliminated the Executive Vice President of Protein role, established a new organizational and leadership structure with Regional Vice Presidents reporting directly to the CODM, structured our annual budget meetings by Region and changed our monthly reporting provided to the CODM. Based on these changes we revised our determination of operating segments from two operating segments (Specialty and Protein) to three operating segments (East Coast, Midwest, West Coast) in the fourth quarter of fiscal 2018.

*****

If you have any additional questions or comments, please do not hesitate to contact the undersigned at (203) 894-1345 or by email at TMcCauley@chefswarehouse.com.

Very truly yours,

THE CHEFS’ WAREHOUSE, INC.

/s/ Tim McCauley

Chief Accounting Officer

cc:	Alexandros Aldous, General Counsel, Corporate Secretary & Chief Government Relations Officer
Richard B. Alsop, Shearman & Sterling LLP